80
3/22/04

04003950

TES
GE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 8 2004
WASH, D.C.
158

UF 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Stuart Mutuals, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Beaver Ruin Road, Suite 200
(No. and Street)

Norcross, GA 30093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. M. Stuart 678-380-6071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santi & Associates, PC
(Name – *if individual, state last, first, middle name*)

3308 Peachtree Industrial Blvd, Ste 100 Duluth, GA 30096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MN

OATH OR AFFIRMATION

I, James H. M. Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUART FINANCIAL CORP., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 8 2004
WASH. D.C. 158

W.H. STUART MUTUALS, LTD.

FINANCIAL STATEMENTS
and SUPPLEMENTAL SCHEDULES
with INDEPENDENT AUDITOR'S REPORT

December 31, 2003 and 2002

CONTENTS

Santi & Associates, PC
Certified Public Accountants

Independent Auditor's Report

To the Shareholders
W.H. Stuart Mutuals, Ltd.
Norcross, Georgia

We have audited the accompanying balance sheet of W.H. Stuart Mutuals, Ltd. as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of W.H. Stuart, Ltd. as of December 31, 2002, were audited by other auditors whose report dated January 31, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Stuart Mutuals, Ltd., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a growing concern. As discussed in Note E to the financial statements, the Company has suffered significant recurring losses and negative cash flows from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Santi & Associates, PC

February 20, 2004
Duluth, Georgia

W.H. STUART MUTUALS, LTD

BALANCE SHEETS

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 37,429	$ 44,739
Commissions receivable	42,606	53,845
Property and equipment, at cost, net of accumulated depreciation of $8,840 and $7,694	1,348	2,494
Receivable from affiliate	33,441	-
	$ 114,824	$ 101,078

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Commissions payable	$ 29,824	$ 26,780
Payable to affiliate	-	10,425
Advances from stockholder	55,000	55,000
	84,824	92,205
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 200 shares authorized; 198 shares issued and outstanding	2	2
Additional paid-in-capital	969,176	969,176
Accumulated deficit	(939,178)	(960,305)
	30,000	8,873
	$ 114,824	$ 101,078

The accompanying notes are an integral part of these financial statements.

W.H. STUART MUTUALS, LTD

STATEMENTS OF INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING INCOME		
Commissions	$ 988,020	$ 972,581
Other income	1,739	4,336
TOTAL OPERATING INCOME	989,759	976,917
OPERATING EXPENSES		
Commissions	709,009	552,877
Management fees to affiliate	184,354	783,065
Selling, general and administrative	75,269	149,468
TOTAL OPERATING EXPENSES	968,632	1,485,410
NET INCOME (LOSS)	$ 21,127	$ (508,493)

The accompanying notes are an integral part of these financial statements.

W.H. STUART MUTUALS, LTD

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance at 12/31/01	$ 2	$ 431,276	$ (451,812)	$ (20,534)
Capital contributions	-	537,900	-	537,900
Net loss	-	-	(508,493)	(508,493)
Balance at 12/31/02	2	969,176	(960,305)	8,873
Capital contributions	-	-	-	-
Net income	-	-	21,127	21,127
Balance at 12/31/03	$ 2	$ 969,176	$ (939,178)	$ 30,000

The accompanying notes are an integral part of these financial statements.

W.H. STUART MUTUALS, LTD

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	21,127	$	(508,493)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation		1,146		1,662
(Increase) decrease in:				
Commissions receivable		11,239		800
Receivable from affiliate		(33,441)		2,536
Increase (decrease) in:				
Commissions payable		3,044		(14,145)
Payable to affiliate		(10,425)		10,425
Net cash used in operating activities		(7,310)		(507,215)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital Contributions		-		537,900
Net cash provided by financing activities		-		537,900
Net increase (decrease) in cash and cash equivalents		(7,310)		30,685
Cash and cash equivalents at beginning of year		44,739		14,054
Cash and cash equivalents at end of year	$	37,429	$	44,739

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of W.H. Stuart Mutuals, Ltd. (the Company) is presented to assist in the understanding of the corporation's financial statements. The financial statements and notes are representations of the corporation's management, which is responsible for their integrity and objectivity.

1. <u>Business Activity</u>
W.H. Stuart Mutuals, Ltd. (a Delaware corporation) is a wholly owned subsidiary of Stuart Financial Corp. The Company is registered as a broker-dealer with the National Association of Securities Dealers. The Company is registered in 47 states and markets securities and variable products. The Company is subject to net capital and other regulations of the United States Securities and Exchange Commission (SEC). The Company offers retail sales of mutual funds, variable annuities, and variable life insurance products through registered representatives.

2. <u>Basis of Presentation</u>
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

3. <u>Revenue Recognition and Commissions Receivable</u>
Commission income represents the spread between buy and sell transactions processed and net fees charged to registered representatives on a transaction basis for buy and sell transactions processed. For variable life annuity products, commissions are a percentage of premiums paid by the policyholder. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

   The Company, in accordance with SEC reporting regulations, includes as commissions receivable only those non 12-B-1 commissions received in the first 14 days of the subsequent month. Accordingly, no allowance for doubtful accounts is considered necessary. The commissions receivable balance reported under this method does not significantly differ from that arrived at by applying accounting principles generally accepted in the United States of America.

4. <u>Cash and Cash Equivalents</u>
The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

5. <u>Property and Equipment</u>
Depreciation of property and equipment is provided for by charges to operations over the estimated useful lives of the assets using accelerated and straight-line methods. Lives for the more significant items within each property classification follow:

	Years
Equipment	5
Furniture and fixtures	7

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

5. Property and Equipment, continued

Purchases of property and equipment and expenditures for renewals or betterments which extend the original estimated economic life of the asset are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. When an asset is retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income.

Depreciation expense for the years ended December 31, 2003 and 2002 was $1,146 and $1,662, respectively.

6. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

7. Reclassifications

Certain reclassifications have been made to the 2002 financial presentation in order to conform to the 2003 presentation.

NOTE B - FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with financial institutions which are highly rated in order to reduce credit risk. At times, the Company's balances may exceed federally insured amounts. The Company has not experienced any losses in such accounts. On December 31, 2003 and 2002, the Company had no uninsured balances.

NOTE B - FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK, continued

Commissions receivable arise from the processing of buy and sell transactions and from the sale of variable life and annuity insurance products. Customers include registered agents, investment companies, and insurance companies throughout the United States. As a result, the Company's ability to collect commissions receivable is affected by the general economic climate in the nation and in the securities industry. Two customers comprised 66% of commissions receivable on December 31, 2003.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Balances of major classes of depreciable assets follows:

	2003	2002
Equipment	$ 7,800	$ 7,800
Furniture and fixtures	2,388	2,388
	10,188	10,188
Accumulated depreciation	(8,840)	(7,694)
	$ 1,348	$ 2,494

NOTE D - RELATED PARTY TRANSACTIONS

The Company is affiliated with W.H. Stuart Agencies, Inc. (the "Agency") and W.H. Stuart Mutuals, Ltd. of Canada through common ownership. The Company has a management agreement with the Agency whereby the Agency provides administrative, accounting and other personnel, as well as assisting the Company in maintaining its appropriate licenses and registrations. The Agency is also responsible for payment of all expenses except for broker-dealer license fees, NASD fees and any other expenses relating to licensing or compliance. The Agency also provides office space, supplies and equipment that the Company requires in the ordinary course of its business. In return, the Company will pay the Agency a monthly management fee equal to 90% of its prior month's net income, which is calculated excluding the management fee and income taxes. Management fees may be reduced or waived for any month to ensure the Company's net capital does not fall below $30,000 and/or the aggregate indebtedness to net capital ratio does not exceed 100%. During 2003 and 2002, the Company paid $184,354 and $783,065, respectively, in management fees relating to this agreement.

All variable life and annuity products sold by the Company are submitted through the Agency. The Company utilizes free of charge, software developed by W.H. Stuart Mutuals, Ltd. of Canada to process commissions and produce commission statements.

NOTE E - LIQUIDITY AND GOING CONCERN CONSIDERATION

The Company had negative cash flows from operations for the year ended December 31, 2003 of $7,310 and and has an accumulated deficit of $939,178 as of December 31, 2003. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. To continue as a going concern, the Company relies on the Agency's ability to underwrite overhead expenses and on the ability of W.H. Stuart Mutuals, Ltd. of Canada to provide software utilization. During 2003, the stockholders began a restructuring plan to increase the profitability of the related companies.

NOTE F - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2003 and 2002, and for the years then ended, the Company had an advance payable to a stockholder for $55,000 that is subordinated to the claims of general creditors. The advance is non-interest bearing, and the maturity date was extended from September 2002 to September 2005 during 2001 with NASD approval.

NOTE G - INCOME TAXES

The components of income tax expense for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current	$ -	$ -
Deferred	(8,028)	(193,227)
Change in valuation allowance	8,028	193,227
	$ -	$ -

The difference between income tax expense computed by applying the statutory federal income tax rate to net income (loss) before taxes for the years ended December 31, 2003 and 2002 is due to the change in the valuation allowance on deferred tax assets.

The following summarizes the components of deferred taxes at December 31, 2003 and 2002.

	2003	2002
Gross deferred income tax asset consisting of operating loss carryforwards	$ 356,888	$ 364,916
Less Valuation Allowance	(356,888)	(364,916)
Net Deferred Tax Asset	$ -	$ -

NOTE G - INCOME TAXES, continued

At December 31, 2003 and 2002, the Company has recorded a valuation allowance relating to its deferred tax asset due to the fact that it is more likely than not that the deferred tax asset wili not be realized. The realization of this deferred tax asset is dependent on future taxable income.

At December 31, 2003, the Company had net operating loss carryforwards for tax purposes of approximately $929,000. These operating loss carryforwards will begin to expire in 2015 if not previously utilized.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $83,652, which was $58,652 in excess of its required net capital ratio was .51 to 1.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company leases its office space under an operating lease agreement. Total rent expense during 2003 and 2002 was $47,056 and $45,685, respectively. Future minimum rental payments under this lease agreement are as follows:

2004	$	48,467
2005		49,921
2006		38,501
	$	136,889

The rental expense payable by the Company is subject to the terms of the management agreement discussed in Note D.

SUPPLEMENTAL SCHEDULE

W.H. STUART MUTUALS, LTD

SUPPLEMENTAL SCHEDULE

December 31, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital:		
Total assets	$	114,824
Total liabilities		(84,824)
Net worth		30,000
Non-allowable Assets		(1,348)
Tentative net capital		28,652
Subordinated liability		55,000
Net capital		83,652
Minimum net capital		(25,000)
Excess net capital	$	58,652
Aggregate indebtedness to net capital ratio:		
Aggregate indebtedness consisting of commissions payable, excluding subordinated liability	$	29,824
Net Capital	$	58,652
Ratio		.51 to 1

Reconciliation with the Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2003):

Net Capital, as reported in Part II FOCUS report	$	54,367
Audit adjustments, net		29,285
Net Capital per Above	$	83,652

Santi & Associates, PC
Certified Public Accountants

Independent Accountant's Report on Internal Control Procedures

To the Shareholders
W.H. Stuart Mutuals, Ltd.
Norcross, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of W.H. Stuart Mutuals, Ltd. (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santi F. Coronato, P.C.

February 20, 2004
Duluth, Georgia